JIVATI

LIVE UP LIFE


An Everyday Elixir™
FOCUS
JIVATI
Alkaline water naturally essenced with botanicals, adaptogens, terpenes, and flavonoids.
JIVATI
Holistic Hard Seltzer
50 CALORIES
SO YOU CAN LIVE UP LIFE WITHOUT THE GUILT
PEAR BASIL
Live Up Life
Nutrition Facts



Table of Contents


JIVATI
Holistic
Hard Seltzer
CUCUMBER LIME



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JIVATI

Investment Highlights



Total Addressable Market

$1.8T

- Hard Seltzer
- Sparkling Water
- Alkaline Water

Capital Raise & ROI 22x (5 yrs)

$1.5M

- Product Development **$75K**
- Inventory: **$400K**
- Team Payroll: **$255K**
- General & Admin: **$75K**
  Sales & Marketing: **$600K**
- Brand and tasting campaigns: **$95K**

Secret Sauce

$96B

market[1] with functional ingredients:

- Botanicals
- Adaptogens
- Terpenes
- Flavonoids

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Live Up Life.
JIVAT
Holistic
Hard Seltze
Nutrition Facts
Live Up Life





Strong IP

Jivati **Trademarked**
Formulas **Trade Secret**
Unique Story



[1] PRNewswire

*At most raising $1M capital through Wefunder

CHEERS TO THE LIVING

Mission

To inspire every person to enjoy a happy life every day.



Problem

The health costs of obesity due to sugary beverages in the United States are about **$147B annually**

The continued consumption of sugary beverages is **not sustainable**

Beverage companies are **circulating same products** with different packaging.

Most beverages today are associated with **significant weight gain and obesity**

Integrating convenience in purchase of functional beverages is not easy

A child's risk of becoming **overweight increases by 60%** with each additional sugary beverage consumed daily

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[1]BPHC

JIVATI

Why Now?



4 in 10 US and UK consumers have increased their consumption of healthy foods (including healthy drinks)


kcal

7 in 10 want to know and understand the ingredient list



Gen Z (40% of consumers) needs a new and healthier brand to relate to

light

"Lighter Enjoyment" category of beverages (consumers favoring lightness in alcohol content, sweetness, favor, texture and portion size) have drastically increased their market penetration

Research linking excessive caloric and sugar intake with health problems including obesity, diabetes and heart disease have caused consumers to take health and wellness into their own hands

While the total beverage dollars grew by **only 1%, beverage products that are free from GMOs or only contain one to five ingredients** saw higher growth than the total category (up 6.3% and 3.5% respectively)

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Live Up Life.
CHEERS TO THE LIVING
Good morning, noon, and night. It's time to start the festivities. We are Jivati. We're a tall glass of just what the soul ordered, crafted to match your mood. So even though today may just be another day, it's your day. And to us, that's reason for celebration.
Drink Responsibily.
DrinkJivati.com
KEEP OUT OF REACH OF CHILDREN
FDA WARNING: THESE STATEMENTS HAVE NOT BEEN EVALUATED BY THE FOOD AND DRUG ADMINISTRATION. THIS PRODUCT IS NOT INTENDED TO DIAGNOSE, TREAT, CURE, OR PREVENT ANY DISEASE.
An Everyday Elixir™
RELAX
BOTANICAL
Ginko
ADAPTOGEN
Schisandra
TERPENE
Terpineol
FLAVONOID
Flavanols
BOTANICAL
St. Johns Wort
Lorem ipsum dolor sit amet, consectetur adipiscing elit.
ADAPTOGEN
American Ginseng
Lorem ipsum dolor sit amet, consectetur adipiscing elit.
TERPENES
Pinene
Lorem ipsum dolor sit amet, consectetur adipiscing elit.
FLAVONOID
Flavones
Lorem ipsum dolor sit amet, consectetur adipiscing elit.

Solution

Using FoodScience, we are bio-hacking plants to create holistic multi-functional beverages.



Addressable Market

Global beverage market which includes alcoholic and non-alcoholic beverages (CAGR: 3.1%)


TAM
$1.8T[1]
SAM
$116.4B
SOM
$17.5B

Bottled Water: $113B (CAGR: 7.4%)[2]
Hard Seltzer: $4.4B (CAGR: 16.2%)[3]

Assuming **15%** obtainable market

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[1] Research and Markets
[2] Grandview Research
[3] Grandview Research

JIVATI

Competitive Landscape

	Healthy	New	Key Differences	Packaging	Price
JIVATI	●	●	Brand Lifestyle Diverse Products Multi-Functional Ingredients	12	$25
ELEMENTS	●	◕	Product Specific Single -Functional Ingredient	12	$42
VIZZY HARD SELTZER	◑	◕	Product Specific Not Holistic Not Functional	12	$17
flow	●	◑	Product Specific Not Functional	6/12/24	$19/$23/$30
AURA BORA	●	◕	Product Specific Not Functional	12	$30

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Products (initial)

01

Sparkling Water

A good times tonic made with a blend of natural essences to keep your mind at ease and your body moving on to your next adventure for the day



JIVATI
JIVATI
JIVATI
JIVATI

02

HARD SELTZER

A refreshing blend infused with alcohol and holistic vibes to ensure you are perfectly balanced to party hard and not be partied out



JIVATI
Holistic Hard Seltzer
JIVATI
Holistic Hard Seltzer
JIVATI
Holistic Hard Seltzer
JIVATI
Holistic Hard Seltzer

03

ALKALINE WATER

An everyday elixir amplified with specific essences to create a focused effect so you maximize every moment and own every day



JIVATI
JIVATI
JIVATI
FOCUS
RELAX
ENERGIZE



03
Elixir™
RELAX
JIVATI
02
Live Up Life.
Holistic
Hard Seltzer
50
CALORIES
SO YOU CAN LIVE UP LIFE WITHOUT THE GUILT
ON STRAWBERRY
01
JIVATI
SPARKLING WATER
Acai Lavender

Benefits & Ingredients

Benefits

Create valuable products by adding **holistic ingredients** that enhances one's overall well being:

- Feeling of happiness
- Enhances mental performance & focus
- Boosts immunity
- Increases energy
- Mood Stabilizer
- Relieves pain

Ingredients

Our unique formula will naturally release multiple functional effects (Dopamine, Serotonin, Oxytocin, Endorphin)

Botanicals – Plant-derived additives that provide natural essence for a physiological enhancement

Adaptogens – Natural herbs that support the body's natural ability to improve one's well-being

Terpenes – Organic plant compounds that provide a spectrum of therapeutic benefits

Flavonoids – Natural fruit and vegetable extracts that help cleanse the body of everyday toxins

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JIVATI

Business Model



Pricing

COGs ≤ .85 per sku/$10 per 12 pack
B2C Pricing per 12 pack: $20 - $35
Gross Margins: 50% -71%
B2B Pricing per 12 pack: $14 - $17
Gross Margins: 30% -41%

Scalability

Increase competitiveness, efficiency, reputation and quality.

Diversify Product Portfolio

Enter popular markets **with high demand products** (sparkling water, hard seltzer, alkaline water).

Enter into ancillary products in 3 - 4 years

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JIVATI

Go to Market Strategy

Strategic Partnerships

Local Partners

- **Forge relationships** with wellness studios, yoga studios and other local gyms to carry product
- **Organize promotional events** to raise brand awareness
- **Independent Sales Reps** in major cities and popular college towns

National Retailers/Distributors

- **Establish a robust retail and distribution channel** by partnering with nationwide establishments (grocery stores, liquor stores etc.)
- Sell products through **central online distributor hubs** such as RangeMe, Hubba and Mr. Checkout

Digital Marketing

Social Media

- **Further create** a presence on Facebook, Instagram, Pinterest, Twitter, and TikTok
- **Manage** the above accounts and post frequent blogs/articles showcasing the benefits of the product
- **Identify and recruit** a major social influencer to serve as a spokesperson for the product

Paid Search & SEO

- **Identify** highest converting "keywords" that local renters are searching for on Google
- **Engage** in daily paid search such as Google Adwords, display advertising activities and retargeting
- **Optimize** website for SEO with proper keyword density and backlinks to increase organic Google Ranking

Modern Channels

E-Commerce

- **Jivati.com** Frontend model to sell products directly to consumers.
- Backend model to be **subscription based** for small businesses
- **Other sites** such as Amazon and Jet

Conferences/PR

- Frequently attend **Trade shows**
- **Attend** wellness and health related conferences
- **Sponsor** networking events
- **Retain a PR firm** to create media hype

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Consumer Profile

Sparkling Water
<70 years
Health conscious
Enjoys little carbonation
Non- Alcoholic
Does not like soda or juices

Hard Seltzer
21 - 40 years
Health conscious
Prefers no hangovers
Favors Alcoholic Beverages
Likes to party

Alkaline Water
18 - 60 years
Health conscious
Athletic or Spa enthusiast
Does not like carbonation
Does not like sport or energy drinks


Live Up Life.
JIVATI
SPARKLING WATER
Acai Lavender
A good times tonic naturally essenced with botanicals, adaptogens, terpenes and flavonoids.
12 FL OZ (355 mL)


Live Up Life.
JIVATI
Holistic Hard Seltzer
SO YOU CAN LIVE UP LIFE WITHOUT THE GUILT
50 CALORIES
PEAR BASIL


An Everyday Elixir™
FOCUS
JIVATI

LIVE UP LIFE

Milestones

May 2021
Company enters into first round of funding: Capital raise of $1.5M.

June 2021
Start formulation of products and finalize packaging. PR and Digital Marketing Kick Off.

July 2021
Start production and enter into the online arena by fully launching E-Commerce Website: www.jivati.com

August 2021
Salesforce team kick off: Sell products to local businesses. (Retailers, Gyms, Bars, Restaurants, Hotels)

October 2021
Enter into sponsoring key events to expand brand awareness and penetrate new marketplaces

March 2022
Partner with additional retailers with product in 50 states

July 2022
Expand internationally with Canada as the first market

May 2023
Second Round of $3M TBD

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JIVATI

*Disclaimer, these projections are not guaranteed and can change due to unforeseen events

Sources & Uses

Capital Raised To Date

$55K

from founder

Capital Raise

$1.5M $4M Pre-money Valuation (20% Discount/SAFE Notes)

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Use of Funds Breakdown



- Product Development **$75K**
- Inventory: **$400K**
- Team Payroll: **$255K**
- General & Admin: **$75K**
  Sales & Marketing: **$600K**
- Brand and tasting campaigns: **$95K**

JIVATI

**At most raising $1M capital through Wefunder

Financial Projections 5 years



Revenue
EBITDA
% EBITDA margin
$ 49,828,351
$ 47,058,044
$ 40,314,200
$ 37,818,366
$ (567,442)
$ (531,083)
(84)%
49%
94%
94%
$ 3,914,000
$ 1,919,629
$ 676,381
$ 78,396
(677)%
Year 1
Year 2
Year 3
Year 4
Year 5

Summary of Financial Statements					
	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue:					
Total revenue	**$ 78,396**	**$ 676,381**	**$ 3,914,000**	**$ 40,314,200**	**$ 49,828,351**
% YoY growth		*763%*	*479%*	*930%*	*24%*
Cost of revenue	$ (40,213)	$ (309,592)	$ (2,003,439)	$ (20,197,414)	$ (24,422,626)
Gross profit	**$ 38,183**	**$ 366,789**	**$ 1,910,561**	**$ 20,116,786**	**$ 25,405,726**
% margin	*48.7%*	*54.2%*	*48.8%*	*49.9%*	*51.0%*
Total Units Sold	***4,345***	***34,888***	***188,189***	***2,346,940***	***2,900,818***
Operating expense:					
G&A	$ (95,550)	$ (434,763)	$ (1,026,258)	$ (1,430,910)	$ (1,598,891)
Marketing	$ (288,930)	$ (809,060)	$ (968,112)	$ (1,064,923)	$ (1,171,416)
Development	$ (225,000)	$ -	$ -	$ -	$ -
Total operatinge expense	**$ (609,479)**	**$ (1,243,823)**	**$ (1,994,371)**	**$ (2,495,834)**	**$ (2,770,307)**
EBITDA	**$ (531,083)**	**$ (567,442)**	**$ 1,919,629**	**$ 37,818,366**	**$ 47,058,044**
% EBITDA margin	*(677)%*	*(84)%*	*49%*	*94%*	*94%*
Net interest expense	$ -	$ -	$ -	$ -	$ -
Pre-tax income	**$ (531,083)**	**$ (567,442)**	**$ 1,919,629**	**$ 37,818,366**	**$ 47,058,044**
Income tax	204,294	340,384	438,122	(4,249,907)	(5,607,458)
Net income	**$ (326,789)**	**$ (227,058)**	**$ 2,357,751**	**$ 33,568,460**	**$ 41,450,586**
% net margin	*(417)%*	*(34)%*	*60%*	*83%*	*83%*
Cash burn	**$ (815,093)**	**$ (796,497)**	**$ (1,765,478)**	**$ -**	**$ -**
Customer LTV	**$ 1,111**	**$ 1,200**	**$ 1,500**	**$ 2,000**	**$ 2,308**

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JIVATI

*Disclaimer, these projections are not guaranteed.

Team



DevRaj Patel

President & CEO

DevRaj's professional journey has led him to create a business that enhances the enjoyment on life through mindfulness and wellness. He has worked with world class talent that developed him into a visionary thinker, innovative entrepreneur, and a strong leader. Surrounding himself with a positive work force has given him the confidence to upend the beverage industry, Jivati is ushering in a new philosophy and approach to beverages.



Lama Najib

Fractional CFO

Experienced in finance, accounting, operations executive, investment, business development, and general management roles. She's a certified public accountant, internal auditor, and fraud examiner. She has a strong accounting and corporate finance background in private equity/venture capital focused primarily on early stage and mid-size organizations.



Caroline Callaway

PR & Digital Marketing

Caroline has helped organizations appear on the front cover of magazines, on national morning and evening news programs, in newspaper business features and on renowned news sites. Caroline's work has resulted in high-profile media placements in outlets such as Buzzfeed, Forbes, New York Times, Wall Street Journal, Good Morning America, E! News and ABC World News, to name just a few.



Ken Tenace

Sales & Distribution

A results-driven and well-rounded sales and distribution leader with 25+ years experience in increasing revenue streams, making challenging markets profitable, leveraging client relationships for new business opportunities and building strong sales teams. Expert in sales strategies, new product launches, pricing, all phases of distribution, on-site brand building events and marketing to enhance traditional sales efforts.

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CHEERS TO THE LIVING

Thank you!

For more information, please contact DevRaj at dp@jivati.co